FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of March 14, 2003

TENARIS, S.A. (Translation of Registrant’s name into English)

TENARIS, S.A. 23 Avenue Monterey 2086 Luxembourg (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F_X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82AA- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’ consolidated combined financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2003

Tenaris, S.A.

By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Secretary

TENARIS S.A.

CONSOLIDATED COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 and 2000

Consolidated combined income statement

		Year ended December 31,

(all amounts in USD thousands)	Notes	2002	2001	2000

Net sales	1	3,219,384	3,174,299	2,361,319
Cost of sales	2	(2,168,594)	(2,165,568)	(1,692,412)

Gross profit		1,050,790	1,008,731	668,907
Selling, general and administrative expenses	3	(568,149)	(502,747)	(433,617)
Other operating income	5 (i)	15,589	585	11,690
Other operating expenses	5 (ii)	(26,353)	(64,937)	(5,813)

Operating profit		471,877	441,632	241,167
Financial income (expenses), net	6 (i)	(11,145)	(18,417)	(39,550)
Other exchange rate differences	6 (ii)	(9,452)	(7,178)	(8,373)

Income before income tax and equity in earnings (losses) of associated companies		451,280	416,037	193,244
Equity in (losses) of associated companies	11	(6,802)	(41,296)	(3,827)

Income before income tax and minority interest		444,478	374,741	189,417
Recovery of income tax	7 (i)	36,783	—	—
Income tax	7 (ii)	(219,288)	(108,956)	(63,299)
Effect of currency translation on tax base	7 (iii)	(25,266)	(109,882)	(2,011)

Net income before minority interest		236,707	155,903	124,107
Minority interest (1)	26	(42,881)	(20,107)	(681)

Net income before other minority interest		193,826	135,796	123,426
Other minority interest (2)	26	(99,522)	(54,450)	(46,720)

Net income		94,304	81,346	76,706

Number of shares and earnings per share: see Note 8.

(1)	Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at December 31, 2002, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchanged their participation.
(2)	Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the Exchange date.

The accompanying notes are an integral part of these consolidated combined financial statements.

Consolidated combined balance sheet

		December 31, 2002		December 31, 2001
(all amounts in USD thousands)	Notes

ASSETS
Non-current assets
Property, plant and equipment, net	9	1,934,237		1,971,318
Intangible assets, net	10	32,684		47,631
Investments in associated companies	11	14,327		27,983
Other investments	12	159,303		127,202
Deferred tax assets	19	49,412		24,187
Receivables	13	16,902	2,206,865	20,497	2,218,818

Current assets
Inventories	14	680,113		735,574
Receivables and prepayments	15	155,706		124,221
Trade receivables	16	670,226		545,527
Cash and cash equivalents	17	304,536	1,810,581	213,814	1,619,136

Total assets			4,017,446		3,837,954

EQUITY AND LIABILITIES
Shareholders’ Equity			1,694,054		875,401

Minority interest	26		186,783		918,981

Non-current liabilities
Borrowings	18	322,205		393,051
Deferred tax liabilities	19	320,753		262,963
Deferred tax - Effect of currency translation on tax base	19	114,826		89,560
Employee liabilities	20 (i)	123,023		153,458
Provisions	21 (ii)	33,874		38,080
Trade payables		18,650	933,331	21,547	958,659

Current liabilities
Borrowings	18	393,690		372,416
Current tax liabilities		161,704		60,150
Other liabilities	20(ii)	53,428		80,596
Provisions	22 (ii)	73,953		78,297
Customers advances		37,085		69,440
Trade payables		483,418	1,203,278	424,014	1,084,913

Total liabilities			2,136,609		2,043,572

Total equity and liabilities			4,017,446		3,837,954

Contingencies, commitments and restrictions on the distribution of profits (Note 24).

The accompanying notes are an integral part of these consolidated combined financial statements.

Consolidated combined statement of changes in shareholders’ equity

(all amounts in USD thousands)

Year ended December 31, 2000
Balance at January 1, 2000	954,864
Currency translation differences	(7,061)
Change in ownership in Exchange Companies	11,617
Dividends paid in cash	(110,768)
Net income	76,706

Balance at December 31, 2000	925,358

Year ended >December 31, 2001>
Balance at January 1, 2001	925,358
Effect of adopting IAS 39 (Note 23)	(1,007)
Currency translation differences	(10,453)
Change in ownership in Exchange Companies	(10,558)
Dividends paid in cash and in kind	(109,285)
Net income	81,346

Balance at December 31, 2001	875,401

Year ended December 31, 2002
Balance at January 1, 2002	875,401
Currency translation differences	(34,503)
Change in ownership in Exchange Companies	1,724
Dividends paid in cash	(39,290)
Effect of the Exchange transaction	796,418
Net income	94,304

Balance at December 31, 2002	1,694,054

Shareholders’ equity under International Accounting Standards at December 31, 2002 comprises the following captions:

Share capital	1,160,701
Legal reserve	116,070
Share premium	587,493
Other distributable reserves	206,744
Adjustments from Luxembourg GAAP to International Accounting Standards	(376,954)

Total shareholders’ equity	1,694,054

The shareholders equity in accordance with Luxembourg regulations is disclose in Note 24 (viii).

Dividends may be paid by Tenaris to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 24 (viii).

The accompanying notes are an integral part of these consolidated combined financial statements.

Consolidated combined cash flow statement

		Year ended December 31,

(all amounts in USD thousands)	Notes	2002	2001	2000

Cash flows from operating activities

Net income		94,304	81,346	76,706

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	9	160,958	148,939	148,640
Amortization of intangible assets	10	15,357	12,771	8,003
Provision from BHP Proceedings	5 (ii)	18,923	41,061	—
Equity in losses of associated companies	11	6,802	41,296	3,827

Minority interest in net loss of subsidiaries	26	142,403	74,557	47,401
Allowance for doubtful accounts	22 (i)	2,287	5,372	4,905
Allowance for receivables	22 (i)	1,334	13,617	4,564
Provision for legal claims and contingencies and restructuring–non current	21 (ii)	4,307	12,113	5,119
Provision for obsolescence	22 (i)	19,042	6,985	3,963
Provision–current	22 (ii)	8,122	7,666	—
Income tax	7 (ii)	219,288	108,956	63,299
Effect of currency translation on tax base	7 (ii)	25,266	109,882	2,011
Interest expenses	6	34,480	43,676	36,148

Decrease (increase) in assets (a)
Trade receivables		(126,986)	(40,045)	(34,063)
Inventories		46,074	(61,049)	(129,330)
Receivables		(29,224)	17,622	10,583
Dividends received from associated companies		—	—	1,489

Increase (decrease) in liabilities and others (a)
Trade payables and others		(28,934)	11,282	159,013
Customer advances		(32,355)	53,587	(9,309)
Provisions		(22,228)	(5,187)	(15,079)
Payment to BHP related to interim damages		(22,485)	—	—
Currency translations adjustments		24,477	(36,311)	(13,041)

Cash provided by operations		561,212	648,136	374,849

Carried forward		561,212	648,136	374,849

(a)	Includes the effect the fair value of net assets and liabilities acquired on the exchange transaction.

Consolidated combined cash flow statement (Cont’d)

		Year ended December 31,
(all amounts in USD thousands)	Notes	2002	2001	2000
Brought forward		561,212	648,136	374,849

Income tax paid		(70,076)	(69,648)	(61,093)
Interest paid		(29,700)	(34,260)	(39,561)

Net cash provided by operations		461,436	544,228	274,195

Cash flows from investment activities
Additions of property, plant and equipment	9	(124,605)	(200,011)	(225,851)
Proceeds from disposition of property, plant and equipment	9	14,427	39,893	26,385
Additions of intangible assets	10	(22,972)	(22,838)	(39,458)
Cost of exchange offer		(14,787)	—	—
Acquisitions of investments in associated companies	11	(320)	—	(28,592)
Proceeds from sales of investments in associated companies	11	—	2,054	—
Proceeds from sales of investments under cost method		—	—	3,754
Changes in trust fund		(32,349)	(103,438)	—

Net cash used in investment activities		(180,606)	(284,340)	(263,762)

Cash flows from financing activities
Dividend paid to Minority interest	26	(41,484)	(46,622)	(103,347)
Dividends paid in cash		(39,290)	(66,090)	(110,768)
Change in ownership in Exchange Companies		—	(10,558)	11,617
Proceeds from borrowings		425,268	253,071	450,664
Repayments of borrowings		(528,870)	(267,822)	(242,148)

Net cash (used in) provided by financing activities		(184,376)	(138,021)	6,018

Increase in cash and cash equivalents		96,454	121,867	16,451

Consolidated combined cash flow statement (Cont’d)

		Year ended December 31,

(all amounts in USD thousands)	Notes	2002	2001	2000

Movement in cash and cash equivalents
At beginning of year	17	213,814	96,890	90,799
Effect of exchange rate changes on cash and cash equivalents		(5,732)	(4,943)	(10,360)
Increase		96,454	121,867	16,451

At December 31,	17	304,536	213,814	96,890

Non-cash financing activity:
Common stock issued in acquisition of minority interest		796,418	—	—
Dividends paid in kind to majority shareholders (shares of Siderar)		—	43,195	—
Dividends paid in kind to minority interest (shares of Siderar)		—	17,497	—

The accompanying notes are an integral part of these consolidated combined financial statements.

Accounting policies

Index to accounting policies

A	Business of the Company and basis of presentation
B	Group accounting
C	Foreign currency translation
D	Property, plant and equipment
E	Impairment
F	Intangible assets
G	Other investments
H	Inventories
I	Trade receivables
J	Cash and cash equivalents
K	Shareholders’ equity
L	Borrowings
M	Deferred income taxes
N	Employee liabilities
O	Provisions
P	Revenue recognition
Q	Cost of sales and expenses
R	Earnings per share
S	Financial instruments
T	Segment information

Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated combined financial statements:

A	Business of the Company and basis of presentation

(1)	Business of the Company

Tenaris S.A. (the “Company”), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies.

Upon Tenaris incorporation in December 2001, the Company issued 30,107 shares, all of them held by Sidertubes S.A. (“Sidertubes”). On October 18, 2002, the parent company Sidertubes S.A. (“Sidertubes”) contributed all of its assets to the Company in exchange for shares of Tenaris. The assets of Sidertubes contributed to the Company included the shares that Sidertubes held directly or indirectly in Siderca S.A.I.C. (“Siderca”) (71.17%), Tubos de Acero de Mexico S.A. (“Tamsa”) (6.94%), Dalmine S.p.A. (“Dalmine”) (0.22%) and Abeluz S.A., a company to be renamed as Tenaris Global Services S.A. (“Tenaris Global Services”) (100%). Siderca held an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecanica and an additional 48.00% of Metalcentro. Tenaris issued 710,747,090 shares in exchange for the contribution and 30,010 shares were cancelled.

On November 11, 2002 Tenaris announced the commencement of its offer to exchange its ordinary shares and ADSs for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine. The exchange offer was concluded successfully on December 13, 2002. As a result of the transaction, the Company acquired 27.94% of Siderca shares and ADSs, 43.73% of Tamsa shares and ADSs and 41.19% of Dalmine shares. Therefore, after the conclusion of the exchange offer, Tenaris holds directly or indirectly 99.11%, 94.50% and 88.41% of the share capital of Siderca, Tamsa and Dalmine, respectively.

As a consideration of the exchange transaction, Tenaris issued 449,953,607 common shares, accordingly, Tenaris has a total of 1,160,700,794 shares issued and outstanding, with 61.23% held by Sidertubes, and 38.77% held by the public. Since December 16, 2002, Tenaris ordinary shares started trading in the Buenos Aires, Mexican and Italian stock exchanges and its ADSs in the New York Stock Exchange under the symbol TS.

As a result of Tenaris’s new ownership level in Siderca and Tamsa, in accordance with Argentine and Mexican laws, Tenaris is entitled, and may also be required, to make further offers to the investors that did not exchange their shares. Additionally, Tenaris has committed with Borsa Italiana to take steps aimed at causing the delisting of Dalmine within the next 12 months.

On February 21, 2003, Tenaris announced a plan for the acquisition of remaining minority interests (0.89%) in Siderca for six Argentine pesos (ARP6.00) per Siderca share or sixty Argentine pesos (ARP60.00) per Siderca ADS. Tenaris will not consummate the compulsory acquisition of Siderca shares and ADSs until it obtains the approval of the Argentine securities regulators.

(2)	Basis of presentation of the consolidated combined financial statements

The consolidated combined financial statements have been prepared in accordance with International Accounting Standards (“IAS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the Standing Interpretations Committee (“SIC”) of the IASB. The consolidated combined financial statements are presented in thousands of U.S. dollars (“USD”).

A	Business of the Company and basis of presentation (Cont’d)

(2)	Basis of presentation of the consolidated combined financial statements (Cont’d)

At December 31, 2002 the financial statements of Tenaris and its subsidiaries have been consolidated. For comparative purposes, and as Siderca, Dalmine, Tamsa and Tenaris Global Services were under the common control of Sidertubes until October 18, 2002 their consolidated financial statements have been retroactively combined with those of the Company and presented as one company (“Tenaris”) in these consolidated combined financial statements for the period ended October 18, 2002 and for the years ended December 31, 2001 and 2000. The percentages of ownership and voting rights considered in the preparation of these consolidated combined financial statements correspond to those of the parent company at those period/years end. The percentage of ownership and voting rights considered in the preparation of the consolidated financial statements correspond to those of Tenaris as from October 18, 2002 and as at December 31, 2002.

The assets and liabilities of Siderca, Dalmine, Tamsa and Tenaris Global Services at December 31, 2001 have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the consolidated combined financial statements include the financial statements of Siderca, Dalmine, Tamsa and Tenaris Global Services at historical book values on a carryover basis as though the contribution had taken place on January 1, 2000, and no adjustment has been made to reflect fair values at the time of the contribution. As explained in Note B (1), at December 31, 2002 assets and liabilities have been adjusted for the effect of the purchase method of accounting applied to the exchange transaction.

Dalmine and Tamsa were consolidated due to the control exercised by Sidertubes through the appointment of the majority of the directors and key management even in those years when Sidertubes did not own more than 50% of the voting rights.

Certain reclassifications of balances and elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

The preparation of financial statements requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B	Group accounting

(1)	Subsidiary companies

These consolidated combined financial statements include the financial statements of Tenaris’s subsidiary companies. Subsidiary companies are those entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operations.

Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

B	Group accounting (Cont’d)

(1)	Subsidiary companies (Cont’d)

As explained in Note A (1), on December 13, 2002 the Company acquired additional interests in Siderca, Tamsa and Dalmine. This acquisition was accounted for under the purchase method mentioned above. The acquisition cost was determined on the basis of the opening price of Tenaris shares on its first day on the trading market, December 16, 2002, and the exchange relationship of each of Siderca, Tamsa and Dalmine proposed in the exchange offer. The acquisition costs amounted to USD457.3 million for Siderca, USD278.9 million for Tamsa and USD75.1 million for Dalmine and include the cost of the issuance of Tenaris shares. As a result of the purchase method of accounting, a goodwill of USD100.1 million was determined for the acquisition of the additional interest in Siderca and negative goodwill amounting to USD67.1 million and USD38.2 million was determined for the acquisition of the additional interest of Tamsa and Dalmine, respectively.

All intercompany transactions, balances and unrealised results on transactions between Tenaris’s subsidiaries are eliminated, to the extent of Tenaris’s interest in those subsidiary companies. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

See Note 29 for the list of the consolidated subsidiaries.

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealised results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies.

Tenaris’s investments in shares of Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) (14.11% during the years ended December 31, 2002, 2001 and 2000) and Siderar S.A.I.C. (10.71% until November 27, 2001) were also accounted for under the equity method as Tenaris has significant influence in Amazonia.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when a permanent decrease in the value of the investments has occurred.

See Note 11 for the list of principal associated companies.

C	Foreign currency translation

(1)	Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies

SIC-19 states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currencies of the main companies in these financial statements are the respective local currencies. In the case of Siderca, however, the measurement currency is the U.S. dollar, because:

C	Foreign currency translation (Cont’d)

(1)	Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies (Cont’d)

—	Siderca is located in Argentina and its local currency is affected by recurring severe economic crisis
—	sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;
—	purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;
—	most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders’ equity. Upon sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy until December 31, 1998, the financial statements up to that date were restated in constant local currency in accordance with IAS 29.

(2)	Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Net foreign exchange transaction gains/losses of subsidiaries with a measurement currency different from the USD have been disclosed in the Consolidated Combined Income Statement under the caption “Other exchange rate differences”.

D	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

Major overhaul and rebuilding expenditure that improve the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Special maintenance expenses incurred to maintain the production capacity of the industrial facilities are recorded as deferred expenses when incurred and amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized.

Interest relating to the financing of relevant construction in progress is capitalized based upon long-term debt related interest expense incurred in connection with such construction in progress during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:

D	Property, plant and equipment (Cont’d)

Land No Depreciation	30-50 years
Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures and other equipment	4-10 years

Restricted tangible assets in Dalmine with a net book value at December 31, 2002 of USD 4.5 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over the shorter of their estimated useful economic lives and the period of contract.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E	Impairment

Circumstances affecting the recoverability of tangible and intangible assets may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset’s net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provision were recorded, other than the investment in Amazonia (see Note 11).

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s participation in the acquired company’s net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. Amortization is included in cost of sales.

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as measurement currency assets and liabilities of the acquiring entity.

(2)	Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris’s participation in the acquired company’s net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets. This income is included in cost of sales.

(3)	Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information system projects recognized as assets is amortized using the straight-line method over their useful lives, not exceeding a period of 3 years.

F	Intangible assets (Cont’d)

(4)	Research and development

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the years ended on December 31, 2002, 2001 and 2000, were charged to income as incurred because they did not fulfil the criteria for capitalization.

(5)	Licences and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G	Other investments

On January 1, 2001 Tenaris adopted IAS 39-Financial Instruments: Recognition and Measurement. The total impact on shareholders’ equity on that date amounted to a loss of USD1,007 thousand.

Under IAS 39, investments have to be classified into the following categories: held-to-maturity, trading, or available-for-sale, depending on the purpose for acquiring the investments. Investment that do not fulfil the specific requirements of IAS 39 for trading or held-to-maturity categories have to be included as “available-for-sale”. All the investments of Tenaris, as explained in Financial risk management section, are currently classified as available-for-sale in non-current assets, because they do not meet the criteria established by IAS 39 for classification as held for trading or held to maturity.

Siderca, Siat and Confab have placed financial resources within trusts whose objective is exclusively to ensure that the financial needs for normal development of their operations are met. The funds mainly comprise time deposits and commercial papers. The trust agreements expire on December, 2004.

Investments in companies for which fair values cannot be measured reliably are reported at cost less impairment.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealised gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

H	Inventories

Inventories are stated at the lower of cost and net realizable value (calculated principally using the average cost method). The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads including amortization. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

An allowance for obsolescence or slow-moving inventory is made based on the management’s analysis of inventory levels and future sales forecasts.

Goods in transit at year-end are valued at supplier invoice cost.

I	Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.
•	The allowance for doubtful accounts is recognized when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the terms of the agreement.
•	Tenaris specifically analyses accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

J	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K	Shareholders’ equity

(1)	Basis of combination

The consolidated combined statement of changes in shareholders equity was prepared based on the following:
•	Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;
•	Changes in ownership in Exchange Companies comprises the net increase or decrease in the percentage of ownership that Sidertubes owned in these companies;
•	Dividends paid include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes’ assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

(2)	Dividends

Dividends are recorded in Tenaris financial statements in the period in which they are approved by Tenaris shareholders, or when decided interim dividends by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

On August 27, 2002 the Board of Directors approved the payment of an interim dividend of USD 9,270 thousand.

Dividends may be paid by Tenaris to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 24 (viii).

L	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M	Deferred income taxes

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Tenaris “subsidiaries” operate.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on tax base, depreciation on property, plant and equipment, inventories valuation and provisions for pensions; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Deferred income tax provisions are determined based on tax rates in effect at the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N	Employee liabilities

(1)	Employees’ statutory profit sharing

Under Mexican law, Tenaris’s Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated on the basis of the performance of each company. Employees’ statutory profit sharing is provided under the liability method. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2)	Employees’ severance indemnity

This provision comprises the liability accrued on behalf of Dalmine and Tamsa employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees’ severance indemnity costs are assessed using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates.

(3)	Pension obligations

Siderca implemented a defined benefit employee retirement plan for Siderca’s and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination, and other benefits to those officers. Under certain circumstances the plan can be modified or discontinued by the company. In such cases, beneficiaries would still have rights under the plan, but only according to the benefits accrued up to the date when the modification or interruption has occurred. Siderca is accumulating assets for the ultimate payment on those benefits in the form of investments that carry time limitation for their redemption. These investments amounted to USD9,397 thousand and USD9,095 thousand at December 31, 2002 and December 31, 2001 respectively. Siderca may use the investments for other purposes. If Siderca redeems or makes use of such investments prior to defined dates and for purposes other than the payment of the above mentioned benefit, amounts invested will be subject to penalties. The investments are not part of a particular plan nor segregated from Siderca’s other assets. Due to these conditions, the plan is classified as “unfunded” under International Accounting Standards definition.

N	Employee liabilities (Cont’d)

(3)	Pension obligations (Cont’d)

Retirement cost are assessed using the project unit credit method: the cost of providing retirement benefits is charged to the income statements over the services lives of employees, based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rate. Actuarial gains and losses are recognized over the average remaining services lives of employees.

The prior service cost at the inception of the plan has been amortized based on the projected years to retirement for each of the initial employees, as from August 1, 1995. Siderca amortizes the prior service cost each of new participant over the remaining vesting period, as from the date they are included in the plan.

Periodically, Siderca revises its assumptions regarding discount rate and rate of compensation increase. As of December 31, 2002, this revision generated an actuarial gain. When the accumulated amount of actuarial gains and losses exceeds 10% of the Benefit Obligation, only the excess over the 10% is recognized as profit or loss over the services lives of employees. During the year ended on December 31, 2002 Tenaris recognized a gain of USD511 thousand.

Benefits provided by the plan are in U.S. Dollars, but depend on a three-year or seven years salary average (the better option for the beneficiary) if the event of retirement happened between January 1, 2002 and December 31, 2003 and, after this date, the benefits of the plan depend on a seven-year salary average, in the currency of the country where the relevant company is established.

(4)	Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O	Provisions

Provisions are accrued when there is reasonably certainty that the expenses will be incurred but uncertainty relating to the amount or the date on which they will arise. Accruals for such liabilities reflect a reasonable estimate of the expenses to be incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris’s estimates of the outcomes of these matters and Tenaris’s legal advisers in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on Tenaris’s future results of operations and financial conditions or liquidity.

(1)	Legal claims and contingencies

From time to time, Tenaris is involved in litigation arising in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see Note 24 (i) -. This provision covers reasonably the risk of legal claims and other contingencies.

O	Provisions (Cont’d)

(2)	Restructuring

Restructuring provisions mainly comprise employee termination benefits which are recognized only when Tenaris has a constructive obligation to effect a restructuring plan, generally occurs when an agreement has been reached with employee representatives on the terms of redundancy and the number of employees affected or after individual employees have been advised of the specific terms.

P	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred, which may include delivery to the customer storage warehouse location at one of the Company’s subsidiaries; and collectibility is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

—	Interest income: on an effective yield basis.

—	Dividend income from investments in companies under cost method: when Tenaris’ right to receive collection is established.

Q	Cost of sales and expenses

Under the accrual basis of accounting, cost of sales and expenses are recognized in the income statement on the basis of a direct association to the earning of specific item of income.

Tax reimbursements on exports are treated as a reduction of tax expenses, included in Cost of Sales.

R	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. See Note 8.

S	Financial instruments

Tenaris adopted IAS 39 - Financial Instruments: Recognition and Measurement, on January 1, 2001. The financial effects of adopting IAS 39 are explained in Note 23.

Information about accounting for derivative financial instruments and hedging activities is included within the section “Financial risk management” below.

T	Segment information

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

Financial risk management

(1)	Financial risk factors

Tenaris’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The overall risk management program of the Tenariss subsidiaries focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Tenaris’s financial performance, using derivative financial instruments, such as foreign exchange contracts and interest rate swaps, to hedge certain exposures.

Risk management is carried out by treasury departments in Tenaris’s subsidiaries and associated companies. The treasury departments identify, evaluate and hedge financial risks in close cooperation with the operating units.

(i)	Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain Tenariss subsidiaries use forward contracts in certain occasions to hedge their exposure to exchange rate risk.

Management at the Tenariss subsidiaries decides, case by case and based on actual sales and purchases orders, the mechanism to be used in order to hedge primarily to U.S. Dollars.

Tenaris has a number of investments in subsidiaries whose financial statements are stated in currencies other than the U.S. dollar. The net assets of those subsidiaries are exposed to foreign exchange rate risk. Generally, management sets a policy to hedge to U.S. dollars the net current receivables and liabilities of those subsidiaries.

(ii)	Interest rate risk

Tenaris’s income and operating cash flows are substantially independent from changes in market interest rates. The Tenariss subsidiaries generally borrow at variable rates and, in some cases (such as in the case of Dalmine) use interest rate swaps for long term debts as a hedge of future interest payments, converting borrowings from floating rates to fixed rates.

(iii)	Concentration of credit risk

Tenaris has no significant concentrations of credit risk. No single customer accounts for more than ten percent of Tenaris’s sales.

The Tenariss subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or using credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary, and maintain allowances for potential credit losses.

Derivative counter parties and cash transactions are limited to high credit quality financial institutions.

Financial risk management (Cont’d)

(1)	Financial risk factors (Cont’d)

(iv)	Liquidity risk

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Tenaris aims at maintaining flexibility in funding by keeping committed credit lines available and a trust fund as explained in Note G.

(2)	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market unless they qualify for hedge accounting. Tenaris does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

The fair values of derivative instruments are disclosed in Note 23.

(3)	Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year is estimated to approximate their fair values.

The fair value of investments classified as non-current available for sale investments (such as the trust fund) is based on quoted market price.

In assessing the fair value of non-traded derivatives and other financial instruments, Tenaris uses a variety of method, such as option pricing models and estimated discounted value of future cash flows, and makes assumptions that are based on market conditions existing at each balance sheet date.

The fair value of the forward contracts is estimated based on forwards exchange market rates at year-end.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of option contracts are estimated based on appropriate valuation models, such as Black-Scholes and other methods.

Notes to the consolidated combined financial statements

Index to the notes to the consolidated combined financial statements

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Labor costs
5	Other operating items
6	Financial income (expenses), net
7	Tax charge
8	Earnings per share
9	Property, plant and equipment, net
10	Intangible assets, net
11	Investments in associated companies
12	Other investments
13	Receivables
14	Inventories
15	Receivables and prepayments
16	Trade receivables
17	Cash and cash equivalents
18	Borrowings
19	Deferred income taxes
20	Employee liabilities and other liabilities
21	Non-current provisions
22	Current provisions
23	Financial instruments
24	Contingencies, commitments and restrictions on the distribution of profits
25	Ordinary shares and share premium
26	Minority interest
27	Acquisitions
28	Related party transactions
29	Principal subsidiaries
30	Post balance sheet events

Notes to the consolidated combined financial statements (All amounts are shown in USD thousands, unless otherwise stated)

1	Segment information

Primary reporting format - business segments

	Seamless	Welded and other metallic products	Energy	Others	Unallocated	Total
Year ended December 31, 2002
Net sales	2,241,362	580,001	210,415	187,606	—	3,219,384
Cost of sales	(1,420,629)	(379,384)	(198,727)	(169,854)	—	(2,168,594)

Gross profit	820,733	200,617	11,688	17,752	—	1,050,790

Segment assets	3,273,969	354,069	41,155	135,212	213,041	4,017,446
Segment liabilities	1,368,716	212,689	49,909	69,716	435,579	2,136,609

Capital expenditure	108,547	27,053	5,623	6,354	—	147,577
Depreciation and amortization	162,120	7,668	2,768	3,759	—	176,315

Year ended December 31, 2001
Net sales	2,496,479	432,647	113,140	132,033	—	3,174,299
Cost of sales	(1,663,385)	(293,938)	(107,552)	(100,693)	—	(2,165,568)

Gross profit	833,094	138,709	5,588	31,340	—	1,008,731

Segment assets	3,057,316	445,401	45,007	97,715	192,515	3,837,954
Segment liabilities	1,356,849	214,173	39,119	80,908	352,523	2,043,572

Capital expenditure	201,452	16,749	3,391	1,257	—	222,849
Depreciation and amortization	155,145	3,717	1,539	1,309	—	161,710

Year ended December 31, 2000

Net sales	1,991,897	208,982	58,720	101,720	—	2,361,319
Cost of sales	(1,394,049)	(169,721)	(50,126)	(78,516)	—	(1,692,412)

Gross profit	597,848	39,261	8,594	23,204	—	668,907

Segment assets	3,095,737	318,428	27,402	92,036	110,934	3,644,537
Segment liabilities	1,305,058	115,428	21,107	65,027	292,849	1,799,469

Capital expenditure	245,213	11,586	4,306	4,204	—	265,309
Depreciation and amortization	147,533	6,502	1,443	1,165	—	156,643

Tenaris’s main business segment is the manufacture of seamless pipes.

Intersegment net sales from “Energy” to “Seamless” amounted to USD50,021, USD37,067 and USD7,552 in 2002, 2001 and 2000, respectively.

Intersegment net sales from “Welded” to “Seamless” amounted to USD 4,577 in 2002.

Intersegment net sales from “Other” to “Seamless” amounted to USD 22,269, USD 34,934 and USD 40,542 in 2002, 2001 and 2000, respectively.

Intersegment net sales from “Other” to “Welded” amounted to USD 141 in 2002.

1	Segment information (Cont’d)

Secondary reporting format - geographical segments

	Year ended December 31, 2002

	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	956,382	829,744	577,279	511,119	344,860	—	3,219,384
Total assets	1,362,304	874,185	1,238,179	129,143	200,594	213,041	4,017,446
Trade receivables	249,308	145,864	123,572	121,663	29,819	—	670,226
Property, plant and equipment	624,159	471,580	784,104	2,512	51,882	—	1,934,237
Capital expenditure	73,157	39,985	25,629	2,515	6,291	—	147,577
Depreciation and amortization	83,347	48,078	39,914	19	4,957	—	176,315

	Year ended December 31, 2001

	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	971,101	680,524	611,655	520,916	390,103	—	3,174,299
Total assets	1,230,766	742,982	1,365,007	97,630	209,054	192,515	3,837,954
Trade receivables	169,006	118,772	104,370	86,965	66,414	—	545,527
Property, plant and equipment	607,458	397,665	911,310	13	54,872	—	1,971,318
Capital expenditure	85,160	44,076	92,336	—	1,277	—	222,849
Depreciation and amortization	76,277	41,046	41,568	1	2,818	—	161,710

	Year ended December 31, 2000

	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	668,152	590,935	421,550	428,980	251,702	—	2,361,319
Total assets	1,105,082	783,272	1,254,118	202,114	189,017	110,934	3,644,537
Trade receivables	144,507	131,096	89,423	91,493	54,335	—	510,854
Property, plant and equipment	629,588	423,427	826,362	17	62,420	—	1,941,814
Capital expenditure	100,452	54,398	44,658	8	65,793	—	265,309
Depreciation and amortization	80,390	38,003	36,753	1	1,496	—	156,643

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditure are based on the assets’ location.

Although Tenaris’s business is managed on a worldwide basis, the Tenariss subsidiaries operate in five main geographical areas.

2	Cost of sales

	Year ended December 31,

	2002	2001	2000
Raw materials and consumables used and change in inventories	1,407,694	1,459,967	980,056
Services and fees	219,392	177,513	182,762
Labor cost	244,471	285,203	286,464
Depreciation of property, plant and equipment	150,536	146,306	144,979
Amortization of intangible assets	5,230	2,266	1,003
Maintenance expenses	50,234	43,625	44,388
Provisions for contingencies	4,307	2,021	3,489
Allowance for obsolescence	19,042	6,985	3,963
Taxes	3,160	2,185	1,598
Others	64,528	39,497	43,710

	2,168,594	2,165,568	1,692,412

3	Selling, general and administrative expenses

	Year ended December 31,

	2002	2001	2000
Services and fees	93,744	94,392	74,663
Labor cost	118,886	126,849	124,662
Depreciation of property, plant and equipment	10,422	2,633	3,661
Amortization of intangible assets	10,127	10,505	7,000
Commissions, freights and other selling expenses	270,810	187,370	170,358
Provisions for contingencies	8,122	10,092	1,630
Allowances for doubtful accounts	2,287	5,372	4,905
Taxes	33,335	8,278	6,572
Others	20,416	57,256	40,166

	568,149	502,747	433,617

4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,

	2002	2001	2000
Wages, salaries and social security costs	356,576	403,438	402,233
Employees’ severance indemnity (Note 20. (a))	6,453	6,913	7,072
Pension benefits - defined benefit plans (Note 20. (b))	328	1,701	1,821

	363,357	412,052	411,126

At year-end, the number of employees was 13,841 in 2002, 14,127 in 2001 and 13,140 in 2000.

5	Other operating items

		Year ended December 31,

		2002	2001	2000
(i)	Other operating income

	Reimbursement from insurance companies and other third parties	6,814	—	6,750
	Income from disposition of warehouses	3,132	—	3,838
	Gain from government securities	5,643	—	—
	Net rents from investment properties	—	585	1,102

		15,589	585	11,690

(ii)	Other operating expenses

	Provision for BHP proceedings	18,923	41,061	—
	Allowance for receivables	1,334	13,617	4,564
	Contributions to welfare projects and non-profits organizations	2,241	1,100	1,100
	Allowance for legal claims and contingencies	—	7,666	—
	Miscellaneous	3,855	1,493	149

		26,353	64,937	5,813

6	Financial income (expenses), net

		Year ended December 31,

		2002	2001	2000
(i)	Financial income (expenses)

	Interest expense	(34,480)	(43,676)	(36,148)
	Interest income	14,201	2,586	17,017
	Net foreign exchange transaction gains/(losses)	21,019	24,07	(16,908)
	Financial discount on trade receivables	(8,810)	—	—
	Others	(3,075)	(1,405)	(3,511)

		(11,145)	585	(39,550)

(ii)	Other exchange rate differences

	Net foreign exchange transaction gains/losses of subsidiaries with a measurement currency different from the USD	(9,452)	(7,178)	(8,373)

7	Tax charge

(i) Recovery of income tax

In 2002 Tamsa succeeded in its income tax claim to the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN 355.6 million (USD36.8 million).

(ii) Income tax

(ii)	Income tax
		Year ended December 31,

		2002	2001	2000

	Current tax	192,862	148,823	46,614
	Deferred tax (Note 19)	26,426	(39,867)	16,685

		219,288	108,956	63,299
	Effect of currency translation on tax base	25,266	109,882	2,011

		244,554	218,838	65,310

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,

	2002	2001	2000

Income before tax	444,478	374,741	189,417

Tax calculated at the tax rate in each country	184,201	143,408	88,157
Non taxable income	(54,780)	(45,415)	(35,286)
Non deductible expenses	17,310	12,418	12,169
Effect of currency translation on tax base	25,266	109,882	2,011
Effect of taxable exchange differences	79,362	—	—
Utilization of previously unrecognized tax losses	(6,805)	(1,455)	(1,741)

Tax charge	244,554	218,838	65,310

		Year ended December 31,

		2002	2001	2000

(iii)	Effect of currency translation on tax base	25,266	109,882	2,011

As shown in Note 7(ii) of these consolidated combined financial statements, Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized an increased deferred income tax charge due to the effect of the devaluation of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These charges were mandated by IAS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

8	Earnings per share

(i)	Under IAS, Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. The weighted average number of ordinary shares was determined considering that the 710,747,090 shares issued for Sidertubes contribution (see Note A (1)) were issued and outstanding as of January 1, 2000.

	Year ended December 31,

	2002	2001	2000
Net income attributable to shareholders	94,304	81,346	76,706
Weighted average number of ordinary shares in issue (thousands)	732,936	710,747	710,747
Basic and diluted earnings per share	0.13	0.11	0.11

(ii)	As explained in Note A (1) the Sidertubes contribution and the exchange transaction took place in 2002. For a better understanding of the reader and future comparisons the Company has calculated the pro-forma Earnings per share as if these transactions had taken place on January 1, 2000, as follows:

	Year ended December 31,

	2002	2001	2000
Net income attributable to shareholders	193,826	135,796	123,426
Weighted average number of ordinary shares in issue (thousands)	1,160,701	1,160,701	1,160,701
Basic and diluted earnings per share	0.17	0.12	0.11

9	Property, plant and equipment, net

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total (a)

Year ended December 31, 2002
Cost
Values at the beginning of the year	264,914	4,759,427	90,308	156,378	8,937	5,279,964
Translation differences	(29,973)	(67,439)	(2,404)	(16,374)	647	(115,543)
Additions (b)	1,820	108,309	2,918	71,009	6,268	190,324
Disposals / Consumptions	(5,479)	(13,258)	(1,036)	(507)	(6,015)	(26,295)
Transfers	16,212	37,084	7,831	(62,664)	250	(1,287)

Values at the end of the year	247,494	4,824,123	97,617	147,842	10,087	5,327,163

Depreciation
Accumulated at the beginning of the year	27,857	3,196,743	77,240	—	6,806	3,308,646
Translation differences	(2,689)	(61,180)	(1,371)	—	430	(64,810)
Depreciation charge	5,444	149,430	5,518	—	566	160,958
Disposals / Consumptions	(1,359)	(7,915)	(482)	—	(2,112)	(11,868)
Transfers	66	—	(66)	—	—	—

Accumulated at the end of the year	29,319	3,277,078	80,839	—	5,690	3,392,926

At December 31, 2002	218,175	1,547,045	16,778	147,842	4,397	1,934,237

(a)	Includes a net amount of USD16.9 million of finance leases of Dalmine.
(b)	Includes USD 65.7 million attributable to the fair value of Property, plant and equipment of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see note 27).

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total (a)

Year ended December 31, 2001
Cost
Values at the beginning of the year	240,607	4,634,108	91,158	112,675	12,602	5,091,150
Translation differences	18,639	35,191	6,284	(20,211)	(261)	39,642
Additions	1,007	12,943	2,712	174,977	8,372	200,011
Disposals/ Consumptions	(593)	(25,345)	(11,500)	(1,219)	(12,182)	(50,839)
Transfers	5,254	102,530	1,654	(109,844)	406	—

Values at the end of the year	264,914	4,759,427	90,308	156,378	8,937	5,279,964

Depreciation
Accumulated at the beginning of the year	19,354	3,048,118	74,459	—	7,405	3,149,336
Translation differences	3,314	19,354	(1,182)	—	(169)	21,317
Depreciation charge	5,189	138,654	4,262	—	834	148,939
Disposals / Consumptions	—	(9,383)	(299)	—	(1,264)	(10,946)

Accumulated at the end of the year	27,857	3,196,743	77,240	—	6,806	3,308,646

At December 31, 2001	237,057	1,562,684	13,068	156,378	2,131	1,971,318

Property, plant and equipment include interest capitalized for USD17,372 and USD12,039 for the years ended December 31, 2002 and 2001, respectively.

10	Intangible assets, net

	Information system projects	Information system projects in progress	Licenses and patents	Goodwill	Negative goodwill	Total

Year ended December 31, 2002
Cost
Values at the beginning of the year	13,165	7,482	46,673	27,863	(21,414)	73,769
Translation differences	(411)	(823)	1,864	(1,046)	—	(416)
Additions (a)	8,466	6,182	3,026	105,407	(105,321)	17,760
Disposals	—	—	(21,182)	—	—	(21,182)
Transfers	6,559	(5,272)	—	—	—	1,287

Values at the end of the year	27,779	7,569	30,381	132,224	(126,735)	71,218

Depreciation
Accumulated at the beginning of the year	10,707	—	11,221	7,598	(3,388)	26,138
Translation differences	(602)	—	2,036	(2,276)	—	(842)
Amortization charge	5,468	—	5,014	6,675	(1,800)	15,357
Disposals	—	—	(2,119)	—	—	(2,119)

Accumulated at the end of the year	15,573	—	16,152	11,997	(5,188)	38,534

At December 31, 2002	12,206	7,569	14,229	120,227	(121,547)	32,684

(a)	Includes USD 5.2 million attributable to the fair value of Intangible assets of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see note 27).

	Information system projects	Information system projects in progress	Licenses and patents	Goodwill	Negative goodwill	Total

Year ended December 31, 2001
Cost
Values at the beginning of the year	13,165	3,735	25,996	27,367	(21,414)	48,849
Translation differences	—	—	1,821	261	—	2,082
Additions	—	3,747	18,856	235	—	22,838

Values at the end of the year	13,165	7,482	46,673	27,863	(21,414)	73,769

Depreciation
Accumulated at the beginning of the year	6,931	—	4,462	3,562	(1,588)	13,367
Amortization charge	3,776	—	6,759	4,036	(1,800)	12,771

Accumulated at the end of the year	10,707	—	11,221	7,598	(3,388)	26,138

At December 31, 2001	2,458	7,482	35,452	20,265	(18,026)	47,631

11	Investments in associated companies

	Year ended December 31,

	2002	2001
At the beginning of year	27,983	140,726
Translation differences	(7,174)	(8,701)
Equity in losses of associated companies	(6,802)	(41,296)
Acquisitions	320	—
Sales	—	(2,054)
Other movements (a)	—	(60,692)

At the end of year	14,327	27,983

(a)	Corresponds to the dividend in kind with Siderar shares distributed by Siderca.

The principal associated companies are:

Company	Country of organization	Percentage of ownership and voting rights at December 31,		Value at December 31,

		2002	2001	2002	2001
Consorcio Siderurgia Amazonia Ltd. (a)	Cayman Islands	14.11%	14.11%	13,229	19,402
Condusid C.A.	Venezuela	20.00%	20.00%	553	3,909
Others				545	4,672

				14,327	27,983

(a)	The value at December 31, 2002 and 2001 are net of an impairment provision of USD 13,260 and 15,098, respectively.

12	Other investments

	Year ended December 31,

Available-for-sale	2002	2001

Trust funds with specific objective (Note G)	135,787	103,438
Deposits with insurance companies	9,791	9,095
Investments in companies under cost method	13,515	13,241
Others	210	1,428

	159,303	127,202

13	Receivables

	Year ended December 31,

	2002	2001

Government entities	4,820	13,816
Employee advances and loans	3,050	12,040
Tax credits	8,624	9,663
Trade receivables	8,113	4,439
Miscellaneous	1,123	1,778

	25,730	41,736
Allowances for doubtful accounts – Note 21 (i)	(8,828)	(21,239)

	16,902	20,497

14	Inventories

	Year ended December 31,

	2002	2001
Finished goods	327,328	425,315
Goods in process	111,125	95,595
Raw materials	127,647	145,927
Supplies	128,709	102,801
Goods in transit	36,925	18,096

	731,734	787,734
Allowance for obsolescence – Note 22 (i)	(51,621)	(52,160)

	680,113	735,574

15	Receivables and prepayments

	Year ended December 31,

	2002	2001
V.A.T. credits	43,298	22,432
Prepaid taxes	20,560	18,815
Reimbursements and other services receivable	19,787	19,583
Government entities	11,381	5,751
Employee advances and loans	5,595	4,836
Advances to suppliers	29,876	18,092
Other advances	12,308	20,858
Miscellaneous	18,898	19,812

	161,703	130,179
Allowance for other doubtful accounts – Note 22 (i)	(5,997)	(5,958)

	155,706	124,221

16	Trade receivables

	Year ended December 31,

	2002	2001
Current accounts	632,146	528,720
Notes receivables	42,336	32,116
Government tax refunds on exports	16,977	8,572

	691,459	569,408
Allowance for doubtful accounts – Note 22 (i)	(21,233)	(23,881)

	670,226	545,527

17	Cash and cash equivalents

	Year ended December 31,

	2002	2001

Cash and short-term highly liquid investments	279,878	145,839
Time deposits with related parties	24,658	67,975

	304,536	213,814

18	Borrowings

	Year ended December 31,

	2002	2001
Non-current
Bank borrowings	260,596	338,928
Debentures	54,187	46,228
Finance lease liabilities	7,422	7,895

	322,205	393,051

Current
Bank borrowings	380,380	322,464
Bank overdrafts	9,649	53,225
Finance lease liabilities	4,176	272
Costs for issue of debt	(515)	(3,545)

	393,690	372,416

Total Borrowings	715,895	765,467

The maturity of borrowings is as follows:

	1 - 5 years

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

At December 31, 2002
Financial lease	4,176	3,820	1,288	622	376	1,316	11,598
Other borrowings	389,514	195,662	41,725	29,152	22,398	25,846	704,297

Total borrowings	393,690	199,482	43,013	29,774	22,774	27,162	715,895

The weighted average interest rates at the balance sheet date were as follows:

	2002	2001

Bank overdrafts	4.30%	4.00%
Bank borrowings	3.61%	4.75%
Debentures and other loans	3.99%	5.15%
Finance lease liabilities	3.56%	4.25%

On December 14, 2001, Tamsa entered into a loan agreement in the amount of USD130 million with a term of two and a half years. The most significant financial covenants under this loan syndicated agreement are as follows:
•	Maintenance of minimum levels of working capital ratio;
•	Maintenance of maximum levels of total indebtedness; and
•	Compliance with debt service ratios.

On August 3, 2001, Dalmine entered into a loan agreement in the amount of EUR39.5 million (USD41.4 million) with a term of seven years. The most significant financial covenant under this loan agreement is the maintenance of maximum levels of total indebtedness.

At December 31, 2002, both companies were in compliance with all of their financial covenants.

18	Borrowings (Cont’d)

Breakdown of long-term borrowings by currency and rate is as follows:

Bank borrowings

Currency	Interest rates	December 31,

		2002	2001
USD	Variable	130,000	130,000
USD	Fixed	57,782	51,486
EURO	Fixed	156,419	199,826
JPY	Fixed	37,882	23,283
BRS	Variable	30,093	23,365
		412,176	427,960
Less: Current portion of medium and long-term loans		(151,580)	(89,032)

Total Bank borrowings		260,596	338,928

Debentures

Currency	Interest rates	December 31,

		2002	2001

EURO	Variable	54,187	46,228

Total Debentures		54,187	46,228

Debentures issued on January 1998, at a face value of ITL100,000, million with interest linked to the 3-month Libor.

Finance lease liabilities

Currency	Interest rates	December 31,

		2002	2001

EURO	Fixed	6,042	8,167
JPY	Fixed	5,556	—
Less: Current portion of medium and long-term loans		(4,176)	(272)

Total finance leases		7,422	7,895

Total long-term borrowings		322,205	393,051

As most borrowings include variable rates or fixed rates that approximate to market rates and the contractual reprising occurs between every 3 and 6 months, the fair value of the borrowings approximates to its carrying amount and it is not disclosed separately.

The carrying amounts of Tenaris’s assets pledged as collateral of liabilities are as follows:

	Year ended December 31,

	2002	2001
Property, plant and equipment mortgages	344,122	305,844

19	Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,

	2002	2001
At beginning of year	328,336	255,144
Translation differences	(21,395)	3,963
Acquisition of minority interest in subsidiaries charged to equity (Note A(1))	27,534	—
Effect of adopting IAS 39	—	(786)
Income statement charge /(credit)	26,426	(39,867)
Effect of currency translation on tax base	25,266	109,882

At end of year	386,167	328,336

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other	Total at December 31, 2002

At beginning of year	296,195	51,429	6,298	353,922
Translation differences	(18,927)	(5,985)	189	(24,723)
Acquisition of minority interest in subsidiaries (Note A(1))	25,298	3,716	—	29,014
Income statement (credit)/charge	(19,551)	19,630	26,913	26,992

At end of year	283,015	68,790	33,400	385,205

Effect of currency translation on tax base

At December 31, 2002
At beginning of year	89,560
Income statement charge	25,266

At end of year	114,826

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total

At beginning of year	(77,072)	(23,574)	(4,340)	(10,160)	(115,146)
Translation differences	(234)	1,573	1,867	122	3,328
Acquisition of minority interest in subsidiaries (Note A(1))	—	(197)	—	(1,283)	(1,480)
Income statement charge/(credit)	2,480	165	(3,600)	389	(566)

At end of year	(74,826)	(22,033)	(6,073)	(10,932)	(113,864)

19	Deferred income taxes (Cont’d)

Deferred tax assets (Cont’d)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated combined balance sheet:

	Year ended December 31,

	2002	2001
Deferred tax assets	(49,412)	(24,187)
Deferred tax liabilities	320,753	262,963
Deferred tax- Effect of currency translation on tax base(See Note 7 (iii))	114,826	89,560

	386,167	328,336

The amounts shown in the balance sheet include the following:

	Year ended December 31,

	2002	2001
Deferred tax assets to be recovered after more than 12 months	(23,461)	(11,039)
Deferred tax liabilities to be settled after more than 12 months	372,730	351,608

20	Employee liabilities and other liabilities

		Year ended December 31,

		2002	2001
(i)	Employee liabilities - non-current
	Employees’ statutory profit sharing	60,962	87,217
	Employees’ severance indemnity (a)	50,728	42,479
	Pension benefits (b)	11,069	13,098

		122,759	142,794
	Miscellaneous	264	10,664

		123,023	153,458

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2002	2001

Total included in Other liabilities non-current	50,728	42,479

The amounts recognized in the income statement are as follows:

	Year ended December 31,

	2002	2001	2000
Current service cost	4,518	5,142	4,898
Interest cost	1,935	1,771	2,174

Total included in Labor costs	6,453	6,913	7,072

20	Employee liabilities and other liabilities (Cont’d)

(a) Employees’ severance indemnity (Cont’d)

The principal actuarial assumptions used were as follows:

	Year ended December 31,

	2002	2001	2000
Discount rate	4.8%	5.0%	5.0%
Rate of compensation increase	3.5%	2.0%	2.0%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,

	2002	2001
Present value of unfunded obligations	9,522	5,779
Unrecognised actuarial gains (losses)	1,547	7,319

Liability in the balance sheet	11,069	13,098

The amounts recognized in the income statement are as follows:

	Year ended December 31,

	2002	2001	2000
Current service cost	255	611	723
Interest cost	584	1,105	1,031
Net actuarial (gains) losses recognized in the year	(511)	(15)	67

Total included in Labor costs	328	1,701	1,821

Movement in the liability recognized in the balance sheet:

	Year ended December 31,

	2002	2001
At the beginning of the year	13,098	12,755
Transfers and new participants of the plan	215	(316)
Total expense	328	1,701
Contributions paid	(2,572)	(1,042)

At the end of year	11,069	13,098

The principal actuarial assumptions used were as follows:

	Year ended December 31,

	2002	2001	2000
Discount rate	7%	10%	7%
Rate of compensation increase	2%	3%	5%

		Year ended December 31,

		2002	2001
(ii)	Other liabilities - current
	Payroll and social security payable	51,737	62,351
	Voluntary redundancy plan	751	4,169
	Miscellaneous	940	14,076

		53,428	80,596

21	Non-current provisions

(i)	Deducted from assets

Allowance for doubtful accounts- Trade receivables

Year ended December 31, 2002
Values at the beginning of the year	(21,239)
Translation differences	2,796
Used	9,615

At December 31, 2002	(8,828)

Year ended December 31, 2001
Values at the beginning of the year	(13,151)
Translation differences	1,497
Additional provisions	(12,847)
Used	3,262

At December 31, 2001	(21,239)

(ii)	Liabilities

Legal claims and contingencies

Year ended December 31, 2002
Values at the beginning of the year	38,080
Translation differences	(5,959)
Reversals	(4,008)
Additional provisions	8,315
Used	(2,554)

At December 31, 2002	33,874

Year ended December 31, 2001
Values at the beginning of the year	36,475
Translation differences	(5,321)
Additional provisions	12,113
Used	(5,187)

At December 31, 2001	38,080

22	Current provisions

(i)	Deducted from assets

	Allowance for doubtful accounts- Trade receivables	Allowance for other doubtful accounts- Other receivables	Allowance for inventory obsolescence

Year ended December 31, 2002
Values at the beginning of the year	(23,881)	(5,958)	(52,160)
Translation differences	898	1,148	158
Reversals	3,628	2,600	148
Additional provisions	(5,915)	(3,934)	(19,190)
Used	4,037	147	19,423

At December 31, 2002	(21,233)	(5,997)	(51,621)

Year ended December 31, 2001
Values at the beginning of the year	(21,194)	(7,669)	(44,474)
Translation differences	93	774	(870)
Additional provisions	(5,372)	(770)	(6,985)
Used	2,592	1,707	169

At December 31, 2001	(23,881)	(5,958)	(52,160)

(ii) Liabilities

	BHP Provision	Cost related to factory damages	Sales risks	Restructuring	Legal claims and contingencies	Total

Year ended December 31, 2002
Values at the beginning of the year	40,279	4,513	3,476	2,550	27,479	78,297
Translation differences	7,349	257	617	84	2,463	10,770
Reversals	—	—	—	—	(1,064)	(1,064)
Additional provisions	18,923	—	1,896	146	7,144	28,109
Used	(22,485)	(4,770)	(1,730)	(1,845)	(11,329)	(42,159)

At December 31, 2002	44,066	-	4,259	935	24,693	73,953

Year ended December 31, 2001
Values at the beginning of the year	—	—	3,336	10,020	31,312	44,668
Translation differences	(782)	(97)	(125)	(244)	49	(1,199)
Reversals	—	—	—	—	(7,165)	(7,165)
Additional provisions	41,061	4,610	2,555	2,292	5,374	55,892
Used	—	—	(2,290)	(9,518)	(2,091)	(13,899)

At December 31, 2001	40,279	4,513	3,476	2,550	27,479	78,297

23	Financial instruments

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. The total impact on shareholders’ equity on that date amounts to a loss of USD1,007 thousand. That impact arises from the remeasurement to fair value of derivatives related to non-qualifying hedges. In accordance with IAS 39, the comparative financial statement for the year ended December 31, 2000 is not restated.

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Year ended December 31,

	2002	2001
Contracts with positive fair values:
Interest rate swaps	556	566
Forward foreign exchange contracts	2,867	614
Commodities contracts	639	585

Contracts with negative fair values:
Interest rate swap contracts	(3,274)	(1,729)
Forward foreign exchange contracts	(777)	(8,114)
Commodities contracts	(3,511)	(2,832)
Derivative financial instruments breakdown are as follows:

Variable interest rate swaps

Year ended December 31, 2002

Notional amount (in thousands)		Swap	Term	Fair value

EURO	11,620	5.68%	2007	(528)
EURO	2,083	5.72%	2009	(101)
EURO	9,485	5.72%	2010	(457)
EURO	50,000	3.40% / 4.20% / 4.67%	2005	(1,492)
EURO	25,823	3.74%	2007	(376)
EURO	51,646	Euribor 3M + 0.70%	2005	556
EURO	30,987	3.44%	2005	(320)

				(2,718)

Year ended December 31, 2001

Notional amount (in thousands)		Swap	Term	Fair value

EURO	258,228	From 3.81% to 5.44%	2002	(409)
EURO	12,911	5.68%	2007	(516)
EURO	2,380	5.72%	2009	(99)
EURO	10,117	5.72%	2010	(444)
EURO	51,646	4.62%	2005	(261)
USD	11,359	From 6.85 % to 11.85%	2002	566

				(1,163)

23 Financial instruments (Cont’d)

Exchange rate derivatives

Year ended December 31, 2002

Year ended December 31, 2002

Notional amount (in thousands)		Derivatives	Term	Fair value

EURO/USD	(10,824)	Forward sales	2003	(605)
EURO/USD	30,558	Forward purchases	2003	2,283
JPY/USD	1,965,459	Forward purchases	2003	452
CAD/USD	(36,000)	Forward sales	2003	46
GBP/EURO	(2,000)	Forward sales	2003	86
BRL/USD	(35,077)	Forward sales	2003	(172)

				2,090

Year ended December 31, 2001

Notional amount (in thousands)		Derivatives	Term	Fair value

CAD/USD	(21,850)	Forward sales	2002	259
EURO/USD	(13,800)	Forward sales	2002	15
GBP/EURO	(12,000)	Forward sales	2002	(175)
JPY/CAD	1,235,856	Forward purchases	2002	(1,004)
JPY/USD	4,779,936	Forward purchases	2002	(2,728)
USD/EURO	(100,000)	Forward sales	2002	(3,106)
USD/EURO	10,000	Knock-in forward option	2002	(100)
USD/JPY	6,900	Forward purchases	2002	(491)
USD/JPY	523,000	Call option	2002	170
USD/MXP	5,000	Forward purchases	2002	170
USD/BRS	6,382	Swap	2002	(510)

				(7,500)

Commodities price derivatives

Year ended December 31, 2002

Notional amount (in thousands)		Derivatives	Term	Fair value

MM BTU	3,840,000	Gas call option	2003	(2,749)
MM BTU	3,840,000	Gas put option	2003	611
MM BTU	7,680,000	Gas put option	2005	(762)
MM BTU	480,000	Gas cap option	2003	28

				(2,872)

Year ended December 31, 2001

Notional amount (in thousands)		Derivatives	Term	Fair value

Tons	1,650	Zinc forwards purchases	2002	(342)
Barrels	1,800	Oil call option	2002	585
Barrels	1,200	Oil put option	2002	(2,490)

				(2,247)

24	Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see (i) below-. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 21 and 22) that would be material to the Tenaris’s consolidated combined financial position or income statement.

(i)	Claim against Dalmine

In June 1998, British Steel plc (“British Steel”) and Dalmine were sued by a consortium led by BHP Petroleum Ltd. (“BHP”) before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. (“Ilva”), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds (“GBP”) and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP’s product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court’s judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine’s petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine’s appeal, closing the dispute on the issue of liability.

BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Subsequent to the court’s judgment in favor of BHP on the issue of liability, BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP 15 million (approximately USD22.5 million) in interim damages. The court is now expected to hear arguments regarding, and issue its final judgment on, total damages during the first half of 2004.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(i)	Claim against Dalmine (Cont’d)

Based on the information provided so far by BHP, Dalmine considers that the compensation requested to cover the cost of replacing the pipeline exceeds the cost actually incurred for such purpose. Taking into consideration such information and the preliminary views expressed by independent experts, Dalmine believes that certain of the other claims fail to show an appropriate connection with the events for which Dalmine was found responsible, while others appear to exceed the damage actually incurred.

Dalmine created a provision in the amount of EUR45 million (USD41.3 million) in its results for 2001 to account for potential losses as a result of BHP’s lawsuit. In light of the practical difficulties to come to a precise estimate of the liability in view of the complexity and diversity of the elements brought to the proceedings by BHP, Dalmine has decided to increase the amount of the provision by EUR20 million (USD18.9 million), inclusive of interest accrued and legal expenses incurred in connection with such proceedings. Dalmine has stated that the provision was created and increased as a prudent way of complying with applicable accounting principles, and should therefore not be regarded as an admission of indemnification payable to the plaintiffs.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV (“Tenet”) -the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized- believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. (“Fintecna”) on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP’s lawsuit against Dalmine. Tenet and Dalmine intend to petition the arbitration panel to resume the proceedings in light of the court of appeal’s recent decision to dismiss Dalmine’s appeal against the judgment of liability in favor of BHP.

(ii)	Consorcio Siderurgia Amazonia, Ltd.

In January 1998, Amazonia purchased a 70% equity interest in CVG Siderurgica del Orinoco C.A. (“Sidor”) from the Venezuelan government. Tamsider, a wholly-owned subsidiary of Tamsa had an initial 12.50% equity interest in Amazonia, which increased to 14.11% in March 2000 as a result of additional investments as described below. As of December 31, 2002, Tamsider’s equity interest in Amazonia remained at 14.11%. The Venezuelan government continues to own a 30% equity interest in Sidor.

Sidor, located in the city of Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. In 2001, Sidor shipped 2.9 million tons of steel.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(ii)	Consorcio Siderurgia Amazonia, Ltd. (Cont’d)

Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor’s workforce and management’s efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. Dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor’s management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of December 31, 2002, Sidor had approximately USD1.58 billion of indebtedness (secured in part by fixed assets valued at USD827.0 million as determined at the time Sidor’s loans were restructured in March 2000) and Amazonia had approximately USD313 million of indebtedness. We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or that their lenders will not accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia’s loan agreements in 2000. The value of Tamsider’s investments (as recorded in Tamsa’s consolidated combined financial statements) has decreased significantly since 1998, from USD94.2 million as of December 31, 1998, to USD13.2 million as of December 31, 2002. Further losses and provisions may be recorded in respect of Tamsider’s investment in Amazonia. Subject to various conditions it is currently contemplated that Tamsider would make additional capital contributions as a part of a restructuring of Sidor’s and Amazonia’s existing indebtedness.

In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Below is a description of the nature and extent of this exposure. We cannot predict whether Tamsider will be required to make payments or will otherwise incur losses under these agreements and guarantees.

•	The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Purchase Agreement up to a maximum amount of USD150.0 million for five years from the acquisition date. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150.0 million during the first three years, USD125 million in the fourth year and USD75.0 million in the fifth year. Tamsider’s maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.50% equity interest in Amazonia.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(ii)	Consorcio Siderurgia Amazonia, Ltd. (Cont’d)
•	The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider’s maximum liability under this guarantee, which continues to apply to the loan as restructured in 2000, is USD92.2 million.

•	The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor) required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

•	As discussed above, in connection with the restructuring of Amazonia’s loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

•	Also in connection with the restructuring of Amazonia’s loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa’s obligations under the put agreement, and Tamsider’s share of any capital contribution under the letter, are limited in proportion to its interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider’s current 14.1% equity interest in Amazonia, Tamsa’s aggregate liability under the put agreement would be limited to a maximum of USD3.5 million and Tamsider’s share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

(iii)	Tax claims

(a) Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP41.7 million (approximately USD12.8 million) at December 31, 2002 in tax and penalties. On the basis of information from Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(iii)	Tax claims (Cont’d)

(b) Dalmine

For the tax years from 1996 and the years thereafter, Dalmine was subject to an audit conducted by the regional tax police of Milan. Their report, issued in July 1999, disallowed certain costs and expenses while also alleging that goods-in-transit were not accounted for on the accrual basis. Dalmine believes that, with regard to in-transit inventory items, the tax effect is negligible, and with regards to non-deductible costs, any additional tax amounts that may be due would be compensated for with existing net operating losses. Dalmine has been informed by the Department of Revenue that no further action regarding goods-in-transit will be pursued.

During 2001, Dalmine reached a settlement with the local Department of Revenue in Bergamo as far as fiscal years from 1994 to 1998 are concerned.

The settlement mandated payment of approximately EUR1.1 million (USD1.2 million) in taxes, interest and fines. Of this, Fintecna (in liquidation) paid approximately EUR0.5 million (USD0.5 million), on the basis of the risk assumed under the contract for the sale of its previous controlling interest in Dalmine.

As for the litigation pending with the Italian tax authorities for assessments received or still to be received from the VAT or direct tax offices of Milan and Bergamo based on the reports made by the Revenue Guard Corps in December 1995, a provision has been created that is considered sufficient to meet any eventual tax expenses (net of the portion of the risk attributable to Fintecna). Such provision has also been calculated considering the largely favourable outcomes of the appeals filed by Dalmine and examined to date by the Tax Commissions.

(iv)	European Antitrust Commission

On December 8, 1999 the Commission of the European Union imposed fines on Dalmine and several others manufactures of seamless pipes in Europe for alleged violations of fair trade practices under the EEC treaty. The fine imposed on Dalmine was EUR10.8 million (USD11.4 million) and related to pre-1996 activity. As such, Dalmine accrued this amount in provisions and the 84.08% to be reimbursed by Fintecna in other receivables at December 31, 1999. In March 2000, Dalmine filed an appeal against the ruling.

(v)	Other Proceedings

Dalmine is currently subject to a criminal proceeding before the Court of Bergamo, Italy, and two civil proceedings for work-related injuries arising from its use of asbestos in its manufacturing processes from 1960 to 1980. In addition, some other asbestos related out-of-court claims have been forwarded to Dalmine. Of the 39 claims (inclusive of the out-of-court claims), 13 incidents have already been settled or are to be covered by Dalmine’s insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately EUR7.0 million (USD7.4 million). This amount was recognized as a provision for liabilities and expenses as of December 31, 2002.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(vi)	Contingent liabilities

Tenaris had the following contingent liabilities at each year end:

	Year ended December 31,

	2002	2001	2000
Third party assets held in custody by Tenaris	17,603	3,860	512
Discounted documents	—	1,210	1,210
Deposit guarantees and other guarantees	179,924	119,088	122,526

Total	197,527	124,158	124,248

(vii)	Commitments

The following are the main off-balance sheet commitments:

(a)	Tamsa entered into an off-take contract with Complejo Siderurgico de Guayana C.A. (“Comsigua”) to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the joint venture parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the joint venture arrangements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and accumulated a credit that, at December 31, 2001, amounted to approximately USD9.8 million. This credit, however, is offset by a provision for an equal amount recorded as a result of Comsigua’s weak financial condition.

In connection with Tamsa’s original 6.9% equity interest in the joint venture company, Tamsa paid USD8.0 million and agreed to cover its proportional (7.5%) share of Comsigua’s cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD100.1 million outstanding as of March 31, 2002) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February 2002, Tamsa was required to pay USD1.3 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD2.8 million. Comsigua’s financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in the Comsigua joint venture and continue to pay higher-than-market prices for its HBI pursuant to its off-take contract.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(vii)	Commitments (Cont’d)

(b)	Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipe making process. Natural gas rates increased approximately 74% in 2000 and 4% in 2001. In February, 2001, Tamsa signed an agreement with Pemex, for the supply of 296,600 million BTUs (British Thermal Units) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp.(“Enron”), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

As a result of Enron’s bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa’s option under this contract. The premium paid to Enron of USD1.7 million for this put option was fully amortized during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York (“Citibank”) and JPMorgan Chase Bank (“JPMorgan Chase”), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favourable price to Tamsa for natural gas so long as the market price remains below USD4.00.

Under the agreements, Tamsa must continue to make its purchase of natural gas at market price even if the market price rise above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is require to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at price of USD2.7 per million BTUs.

(c)	In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas with certain take or pay conditions. The agreement began on October 1, 2001, and will expire 10 years later on October 1, 2011. Total volume of natural gas still to be purchased as at December 31, 2001 is estimated to be 5,800 million cubic meters equal to approximately EUR900 million (USD806 million at December 31, 2001, based on natural gas prices at the end of 2001). At the date, Dalmine Energie S.p.A. has not contracted all the transportation capacity for selling the gas within the Italian market for the period October 2003 to September 2011.

(d)	Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine’s former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD7.4 million at December 31, 2001). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d)

(viii)	Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2002 the Company has created this reserve in full.

Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions (amounts in USD):

Share capital	1,160,700,794
Legal reserve	116,070,080
Share premium	587,492,789
Other distributable reserves	206,744,261

Total shareholders equity under Luxembourg GAAP	2,071,007,924

25	Ordinary shares and share premium

Number of Ordinary shares
At January 1, 2002	30,107
Net issue of shares of October 18, 2002	710,717,080
Net issue of shares of December 13, 2002	449,953,607

At December 31, 2002	1,160,700,794

The total of issued and outstanding ordinary shares as of December 31, 2002 is 1,160,700,794 with a par value of USD1 per share.

26	Minority interest

	Year ended December 31,
	2002	2001	2000
At beginning of year	918,981	919,710	979,067
Currency translations differences	(62,816)	(11,167)	(3,411)
Effect of adopting IAS 39	—	(408)	—
Share of net loss (profit) of subsidiaries	142,403	74,557	47,401
Acquisition	—	17,042	15,610
Exchange of shares of Siderca, Dalmine and Tamsa	(768,577)	—	—
Sales	(2,020)	(22,262)	(57,367)
Dividends paid	(41,188)	(58,491)	(61,590)

At end of year	186,783	918,981	919,710

27	Acquisitions

All the acquisitions were accounted under the purchase method, in accordance with IAS 22.

On December 13, 2002 the Company acquired 27.94% of the Siderca shares or ADSs, 43.73% of the Tamsa shares or ADSs and 41.19% of the Dalmine shares through the exchange of shares of the Company.

Details of net assets acquired and goodwill are as follows:

	2002
	Siderca	Tamsa	Dalmine	Total
Purchase consideration	457,259	278,894	75,052	811,205
Fair value of minority interest acquired	357,150	345,980	113,287	816,417
Goodwill (Negative Goodwill)	100,109	(67,086)	(38,235)	(5,212)

The assets and liabilities arising from the acquisition are as follows:

	2002
	Siderca	Tamsa	Dalmine	Total
Property, plant and equipment	47,972	(4,228)	21,975	65,719
Goodwill	100,109	(67,086)	(38,235)	(5,212)
Other non-current assets	—	1,480	—	1,480
Current assets	320	9,335	—	9,655
Total assets acquired	148,401	(60,499)	(16,260)	71,642
Minority interest in Siderca, Tamsa and Dalmine	325,760	342,660	100,157	768,577
Total non-current liabilities	(16,902)	(3,267)	(8,845)	(29,014)
Total liabilities assumed	(16,902)	(3,267)	(8,845)	(29,014)
Purchase consideration	457,259	278,894	75,052	811,205

During 2002 the Company acquired 0.26% of shares of Tamsa from minority shareholders for USD1.7 million.

During 2001 the Company acquired 4.34% of shares of Tamsa from minority shareholders for USD31.0 million. The fair value of net assets acquired was USD31.2 million giving rise to negative goodwill of USD0.2 million.

Minor acquisitions of Empresas Riga S.A. (by Tamsa) during 2001 did not give rise to any significant goodwill due to the purchase method of accounting.

During 2000 the Company acquired 6.90% of shares of Tamsa from minority shareholders for USD63.8 million. The fair value of net assets acquired was USD51.6 million giving rise to goodwill of USD12.2 million.

28	Related party transactions

The following transactions were carried out with related parties:

		Year ended December 31,
		2002	2001	2000
	(i) Transactions
	(a) Sales of goods and services
	Sales of goods	258,083	74,145	66,785
	Sales of services	6,934	3,444	4,577
		265,017	77,589	71,362
(b)	Purchases of goods and services
	Purchases of goods	160,792	46,202	30,779
	Purchases of services	103,858	95,216	74,300
		264,650	141,418	105,079

		At December 31,
		2002	2001	2000
(ii)	Year-end balances

(a)	Arising from sales/purchases of goods/services
	Receivables from related parties	59,490	34,439	31,753
	Payables to related parties	(92,133)	(43,957)	(26,325)
		(32,643)	(9,518)	5,428

(b)	Cash and cash equivalents
	Time deposits	24,658	67,975	10,974

(c)	Other balances
	Trust fund	115,787	103,438	—

(d)	Financial debt
	Borrowings and overdrafts	49,452	55,331	45,461

(e)	Deposit guarantees and other guarantees
	Guarantees receipt	6,000	—	—

(iii)	Officers and directors compensations

The aggregate compensation of the directors and executive officers accrued during 2002 amount USD 739 thousand.

29	Principal subsidiaries

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements, and the percentage of ownership and voting rights held, directly or indirectly, by Tenaris in these companies at the end of 2002. For years 2001 and 2000, the percentages of ownership and voting rights considered in the preparation of those consolidated financial statements correspond to those of ultimate parent company at each year end.

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2002	2001	2000
Siderca	Argentina	Manufacturing of seamless steel pipes	99.11%	71.17%	72.61%
Tamsa	Mexico	Manufacturing of seamless steel pipes	94.50%	50.51%	46.18%
Dalmine	Italy	Manufacturing of seamless steel pipes	88.41%	47.22%	47.22%
Tenaris Global Services (and predecessors)	Uruguay	Holding of investments in steel pipe distributing companies	100.00%	100.00%	100.00%
Invertub	Argentina	Holding of investments	100.00%	100.00%	—

29	Principal subsidiaries (Cont’d)

The consolidated financial statements of Siderca include the financial statements of Siderca and its subsidiaries, which are shown below:

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2002	2001	2000
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51.00%	51.00%	51.00%
Algoma Tubes Inc. (a)	Canada	Manufacturing of seamless steel pipes	80.00%	80.00%	80.00%
Confab Industrial S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	38.99%	38.99%	38.99%
Siat S.A. (b)	Argentina	Manufacturing of welded steel pipes	70.00%	70.00%	70.00%
Metalmecánica S.A. (c)	Argentina	Manufacturing steel products for oil extraction	73.00%	73.00%	73.00%
Scrapservice S.A.	Argentina	Processing of scrap	74.84%	74.84%	74.84%
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100.00%	100.00%	100.00%
Socover S.A.	Mexico	Sale of seamless steel pipe	—	—	99.33%
Siderca International A.p.S. (d)	Denmark	Holding company	100.00%	100.00%	100.00%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100.00%	100.00%	100.00%
Sidtam Limited LLC (e)	U.S.A.	Holding company	51.00%	51.00%	51.00%

(a)	Tamsa holds the remaining 20.00% of Algoma Tubes Inc.’s (“Algoma”) capital stock and voting rights which is also consolidated in these combined consolidated financial statements.
(b)	Confab Industrial S.A. (“Confab”) holds the remaining 30.00% of Siat S.A.’s (“Siat”) capital stock and voting rights.
(c)	Invertub holds the remaining 27.00% of Metalmecanica’s capital stock and voting rights.
(d)	On January 31, 2002 Siderca International A.p.S. and Siderca Denmark A.p.S. were merged.
(e)	Tamsa holds the remaining 49.00% of Sidtam Limited LLC’s (“Sidtam”) capital stock and voting rights.

29	Principal subsidiaries (Cont’d)

The consolidated financial statements of Tamsa include the financial statements of Tamsa and its subsidiaries, which are shown below:

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2002	2001	2000
Tamsider S.A. and subsidiaries	Mexico	Promotion and organization of steel- related companies	100.00%	100.00%	100.00%
Inmobiliaria Tamsa S.A.	Mexico	Leasing of real estate	100.00%	100.00%	100.00%
Tubos de Acero de Venezuela S.A. (Tavsa)	Venezuela	Manufacturing of seamless steel pipes	70.00%	70.00%	70.00%
Corporación Tamsa S.A. (a)	Mexico	Sale of seamless steel pipe	100.00%	100.00%	100.00%
Tamtrade S.A.	Mexico	Sale of seamless steel pipe	100.00%	100.00%	100.00%
Empresas Riga S.A. (b)	Mexico	Manufacturing of welded fittings for seamless steel pipes	100.00%	100.00%	—
Socover S.A. (c)	Mexico	Sale of seamless steel pipe	100.00%	100.00%	—
Algoma Tubes Inc. (d)	Canada	Manufacturing of seamless steel pipes	20.00%	20.00%	20.00%

(a)	Ceased operations during 2002. In process of liquidation.
(b)	Company acquired during 2001.
(c)	Shares acquired from Siderca during 2001.
(d)	Siderca holds the remaining 80.00% of Algoma Tube’s capital stock and voting rights.

29	Principal subsidiaries (Cont’d)

The consolidated financial statements of Dalmine include the financial statements of Dalmine and its subsidiaries, which are shown below:

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2002	2001	2000
Dalmine Energie S.p.A.	Italy	Marketing of electricity and gas	100.00%	100.00%	100.00%
i-Dalmine S.p.A.	Italy	Network information and telematic systems	100.00%	85.00%	85.00%
SO.PAR.FI. Dalmine Holding S.A.	Luxembourg	Holding company	100.00%	100.00%	100.00%
Dalmine Holding B.V.	Netherlands	Holding company	100.00%	100.00%	100.00%
Dalmine France Sarl	France	Marketing of steel products	100.00%	100.00%	100.00%
Dalmine Benelux B.V. (a)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Quality Tubes Ltd.	United Kingdom	Marketing of steel products	100.00%	100.00%	100.00%
Eurotube Ltd. (b)	United Kingdom	Marketing of steel products	100.00%	100.00%	100.00%
Quickflo Services Ltd. (a) (g)	United Kingdom	Marketing of steel products	100.00%	100.00%	100.00%
Dalmine Deutschland Gmbh	Germany	Marketing of steel products	100.00%	70.00%	70.00%
Tad Chacin S.A. (c)	Venezuela	Marketing of steel products	—	—	80.00%
Socominter Far East Ltd. (previously Tad Far East Ltd.)	Singapore	Marketing of steel products	—	—	55.00%
Metal Tad Venezuela (d)	Venezuela	Marketing of steel products	—	100.00%	100.00%
Dalmine Canada Ltd. (e)	Canada	Marketing of steel products	100.00%	100.00%	100.00%
Tad USA Inc. (d)	U.S.A.	Marketing of steel products	—	100.00%	100.00%
Tad Metal Iberica S.R.L. (f)	Spain	Marketing of steel products	—	—	100.00%

(a)	In process of liquidation.
(b)	In process of reorganization.
(c)	Socominter S.A. and Tad Chacin C.A, were merged during 2002.
(d)	Ceased operations during 2001. Liquidated during 2002.
(e)	Ceased operations during 2001. In process of liquidation.
(f)	Liquidated during 2001.
(g)	During 2002, shares in Quickflo Services Ltd. (“Quickflo”) (33.33%) were purchased from third parties.

29	Principal subsidiaries (Cont’d)

The consolidated financial statements of Tenaris Global Services include the financial statements of Tenaris Global Services and its subsidiaries, which are shown below:

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2002	2001	2000
DST Europe Ltd.	United Kingdom	Marketing of steel products	100.00%	100.00%	—
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100.00%	100.00%	—
Tenaris Global Services LLC (a)	U.S.A.	Sales agent of steel products	100.00%	—	—
Tenaris Global Services Ltd.	B.V.I.	Holding company	100.00%	100.00%	—
Siderca Corporation	U.S.A.	Marketing of steel products	100.00%	100.00%	100.00%
DST Japan K.K.	Japan	Marketing of steel products	99.83%	99.83%	99.83%
Techintrade Canada Inc. (previously DST Tubulars Inc.)	Canada	Marketing of steel products	100.00%	100.00%	100.00%
Techintrade Norway AS	Norway	Marketing of steel products	100.00%	100.00%	100.00%
Socominter Trading Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Socominter de Bolivia S.R.L.	Bolivia	Marketing of steel products	100.00%	99.00%	99.00%
Socominter Soc. Com. Internacional Ltda. (b)	Chile	Marketing of steel products	99.00%	99.00%	99.00%
Socominter S.A.	Venezuela	Marketing of steel products	100.00%	100.00%	100.00%
Siderca Pte. Ltd.	Singapore	Marketing of steel products	100.00%	100.00%	100.00%
Tubular DST Nigeria Ltd.	Nigeria	Marketing of steel products	100.00%	100.00%	100.00%
Tad Chacin C.A. (c)	Venezuela	Marketing of steel products	—	100.00%	—
Socominter Far East Ltd. (previously Tad Far East Ltd.)	Singapore	Marketing of steel products	100.00%	100.00%	—

(a)	Created during 2002.
(b)	Ceased operations during 2002.
(c)	Socominter S.A. and Tad Chacin C.A. were merged during 2002.

29	Principal subsidiaries (Cont’d)

The combined consolidated financial statements of Tenaris also include the financial statements of the following companies:

Company	Country of Organization	Main activity	Percentage of ownership and voting rights at December 31,
			2002	2001	2000
Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100.00%	100.00%	100.00%
Siderestiba	Argentina		99.00%	99.00%	99.00%
Tenaris Connections A.G. and subsidiary	Liechtenstein	Ownership and licensing of steel technology	100.00%	100.00%	100.00%
Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	75.00%	75.00%	—
Information Systems and Technologies B.V. and subsidiaries	Netherlands	Software development and maintenance	75.00%	75.00%

30	Post balance sheet events

On February 19, 2003 Siderca has acquired Reliant Energy Cayman Holdings, Ltd, a company whose principal asset is an electric power generating facility located in San Nicolas, 300 kms to the west of Buenos Aires, Argentina. The price paid was USD23.1 million.

The power plant in San Nicolas is a fully modern gas turbine facility which came on stream in 1998 and has a power generation capacity of 160MW and steam production capacity of 250 tons per hour. As a result of the purchase, Tenaris’s operations at Siderca, which consume around 160MW at peak production and an average of 90MW, will become self-sufficient in electric power requirements. Power which is excess to Siderca’s requirements will be sold on the open market and steam will continue to be sold to Siderca’s affiliate, Siderar, which operates a steel production facility in San Nicolas.

This acquisition will enable Tenaris to further consolidate the competitive position of its operations at Siderca through an even deeper integration.

As explained in Note A (1) on February 21, 2003, Tenaris announced a plan for the acquisition of remaining minority interests (0.89%) in Siderca for six Argentine pesos (ARP6.00) per Siderca share or sixty Argentine pesos (ARP60.00) per Siderca ADS.

Paolo Rocca President